June 4, 2009

VIA EDGAR

Mr. Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Request for Acceleration of the Effective Date of Registration Statement of ING Mutual Funds (on behalf of ING International Capital Appreciation Fund) (File No. 333-158789)

Dear Mr. Thompson:

As previously discussed, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), ING Mutual Funds (the “Registrant”) hereby respectfully requests that the effective date of the Registrant’s above referenced registration statement that was filed on Form N-14 with the Securities and Exchange Commission on April 24, 2009, be accelerated so that it will become effective immediately, or as soon thereafter as practicable.  The Registrant is aware of its obligations under the Act.

Should you have any questions, please feel free to contact the undersigned at 480.477.2666, or Jutta M. Frankfurter of Dechert LLP at 202.261.3484.

Sincerely,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

cc:	Christopher C. Okoroegbe, Esq.
ING U.S. Legal Services

Jeffrey S. Puretz, Esq.
Dechert LLP

Jutta M. Frankfurter, Esq.
Dechert LLP